Filed by InterPrivate II Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Getaround, Inc.

Commission File No. 001-40152

Date: November 2, 2022

The below is a transcript of an interview of Sam Zaid and Ahmed Fattouh on the SPACInsider Podcast that was made available on November 2, 2022.

Nick Clayton:

Hello and welcome to another SPACInsider podcast where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Is it possible to do to the car rental industry what Airbnb has done for travel accommodation? That is Getaround’s thesis as it runs a marketplace where people can rent out their personal cars for short trips. And it announced a $900 million combination agreement with InterPrivate II Acquisition Corp in May.

I’m Nick Clayton, and this week my colleague, Marlena Haddad and I speak with Getaround founder and CEO Sam Zaid. We talk about how the pandemic accelerated shifts in the way we drive and how car sharing fits into the future. InterPrivate II chairman and CEO Ahmed Fattouh also joins to discuss why Getaround fits the profile of companies that the market is ready for now.

As a serial SPAC sponsor, Ahmed also shares his take on how the SPAC landscape is shaping up heading into the end of the year. Take a listen.

So Sam, I just want to start at the beginning a little bit. You’ve been building Getaround’s platform for over a decade and that time period has seen a ton of change in the ride hailing and transit/travel marketplace sectors, I guess of tech these days and just how different is Getaround now from in terms of a concept from what you started with and how have you changed your model over time?

Sam Zaid:

Yeah, it’s a great question. So yes, there’s been a lot of evolution in mobility and transportation certainly over the past 10 years. The short answer is we haven’t really changed our vision since the beginning. We actually started Getaround just over 10 years ago. We did it because we just saw this world problem we have with car over population where we’re using cars less than 5% of the day. There’s about 1.2 billion of them globally. We waste 30 billion car hours daily and they’re very expensive.

Car ownership costs about 27% of average household income. They’ve become increasingly expensive, 11% more than last year, for example. And then I think what has shifted is now with remote work, hybrid work, people are commuting less. So the business case for even owning a car changes dramatically. We’ve felt this way since 2011. We just felt strongly that the system was really inefficient, that people would share cars. Like many other industries, technology just made that easier.

And that’s why when we started Getaround, we didn’t just start a marketplace, we started a digital car sharing marketplace where we made it, we wanted to make your phone key and so you could just book a car, be gone in 60 seconds, have a fully digital experience in getting that vehicle. And that’s why early on, I think our first patent’s dated 2009, we really started developing both software and hardware technology to transform vehicles from these cars that are sort of dumb into fully connected, much smarter, much more intelligent cars that you could then deliver and build this digital experience on top of. And so that hasn’t changed. We actually had that vision from the start. It did take us a while to build the technology and to get it operationalized and to get the comfort to take it to market.

The vision from the start was really being fully digital being a marketplace and we’ve certainly, the product is iterated but sort of stayed true to that mission. When we looked at why we started Getaround to begin with, the shift away from everyone owning cars from this really inefficient model, it is about the economics of making it much more efficient for people. But it’s also the fact that these are polluting machines and one of the fascinating things about car sharing is that when you actually look at the data, this is well studied by the Sustainability and Transportation Research Group out of UC Berkeley is that households that go car free or go car light actually reduce their overall driving. And so shifting people away from ownership towards sharing actually on a household basis reduces your carbon emission footprint by about 34 to 41%. So when we were looking at Getaround 10 years ago, we’re like if we create this marketplace and make it easy for people to share cars, it means less driving, less congestion, less emissions overall.

And then the other piece more recently, and certainly we did this ahead of California, was we pledged to only have EVs on the marketplace by 2040 and beginning in 2030 to stop accepting ICE cars. And so that’s been really important to us as well, which is shifting the marketplace to be becoming increasingly electrified. And we’re working on a number of things there to make it easier for people to purchase and finance EVs to share on Getaround and really help more and more people drive tailpipe and emission free.

So both of those are our core to the mission of the company, shifting people to live car free and live car light because of the inherent benefits to how much they drive and electrifying the marketplace. We believe both of those can and will have a massive environmental impact.

Nick Clayton:

Totally. And for Ahmed, just sort of seeing how much time has gone into Getaround’s development and getting those different facets of its platform developed, I’m just interested in what stood out to you in terms of just seeing this as a company that was really ready to take the next step into the public markets?

Ahmed Fattouh:

Yeah, some members of our team had actually been familiar with Getaround for a very long time, had worked at venture funds that had looked at or even participated in earlier rounds at Getaround. And so we were familiar with the company from the get go. And I think that what stood out to us as we looked at Peer Group, which is not that large, is Getaround had an actual fundamental technology advantage with the Getaround Connect device that goes into the cars that really creates a very seamless process for the user base in terms of customers who want to come in and actually within 30 seconds or a minute be able to book a car and just get in very frictionless. And that to us is the definition of a real tech company where the technology is making the experience substantially different.

Marlena Haddad:

And Getaround seems to be one of the few companies that actually benefited from the pandemic with more idle cars available to be shared on your platform. So I’d be interested to hear just exactly how the company was able to capture growth during that time. And how are you maintaining that momentum now that many people are back to using their cars more often again?

Sam Zaid:

That’s a great question. I’ll start by saying that I think the COVID era, in the pandemic era was definitely an interesting and challenging time for us on many fronts, but a lot of growth as you pointed out, both growth in terms of top line, but also just I think growth in terms of the focus and strategy and the team itself.

To your last point, we actually think the secular change towards remote work, hybrid work, people are using their cars more than during the pandemic. They’re actually using them less than pre pandemic. And that’s sort of a shift that’s ongoing. We believe that’s actually very, very beneficial in terms of the short, medium, long term as being a secular tailwind for us. The way we actually grew through the pandemic, well, we did a couple things.

First we actually focused really on the fundamentals of the business. So that was really about driving up margins., really honing in on profitability and how we drive the whole organization to become profitable. We tipped our top 20 markets in aggregate to becoming profitable.

So there’s a lot of focus around just business fundamentals and operating efficiency. And we actually grew through the benefit of the marketplace we’ve built and a lot of the natural that flywheel and natural network effects. One of the great things about the technology is, as Ahmed was mentioning, is it makes it really easy for you to rent a car, but also if you’re a host and you’re sharing the car, it takes a lot of the work out there as well. Normally if you’re doing this in the very manual analog way, you’ve got to meet people, you’ve got to give them a physical key, pick up the car, return the car, figure out how much fuel is used manually, read the odometer, all of these things.

That stuff goes away. And so what it means is a lot of our hosts who become entrepreneurs are able to actually, they were able to thrive through the pandemic by actually working from home and managing their cars remotely and actually even increasing those fleets. And so we really saw a lot of growth in our entrepreneur segment through the pandemic and that is all growth that comes sort of like, it’s not like we’re reacquiring them, that is expansionary and those cohorts are expansionary. And so that allowed us to continue growing despite the fact that I think there were a lot of challenges for a lot of companies, especially in mobility through that timeframe.

Marlena Haddad:

And then in terms of your partnerships, specifically your partnership with Uber, how has that helped you expand and how do you see that relationship taking shape over time?

Sam Zaid:

Yeah, it’s interesting because Uber’s actually a partnership we set up very much right before the pandemic in 2019. And it was growing really quickly for us. A, we thought it was a great partnership. Just to give a bit of background, really the only partnership where Uber driver can very quickly link their Uber and Getaround accounts, they can search for cars that hosts have made available to Uber drivers, they can instantly book and rent that car, get into it and start, all that stuff populates automatically into their Uber driver profile and they can start making money.

So it’s like normally that process if you don’t own a car and you’re an Uber driver is a very, very arduous and long one. And so we collapse that all into a matter of minutes so you can go from not being a driver to being an Uber driver and start earning extra income. And that was growing very quickly. Of course during the pandemic ride share was heavily, heavily impacted. And so that hasn’t been as much of a driver for us through that period, but we fully expect this year and next year that it’s going to be very, very interesting. Just another customer segment for growth, building on top of our digital marketplace, really leveraging the technology platform we’ve built.

Nick Clayton:

That’s interesting. And just speaking of Uber, there was that period of time, and I guess it’s still kind of a thing to this day, and just in terms of when it was just the buzzy thing to call whatever new startup it was, the Uber of this. And just in kind of creating a digital marketplace that’s connected and all that kind of stuff. But in a lot of ways, to fall into that same trope, Getaround looks a lot more like the Airbnb of cars.

But even how accurate is that in description? How do you view yourselves and how do the business models and the pricing and all that differ between some of those different models?

Sam Zaid:

Yeah, it’s interesting. Because I think when we raised our first seed round, we called ourselves the Airbnb of cars. And that was just partially because it’s the easiest thing for people to just grasp in an instant. But it is an apt description, right? Because if you think of what type of marketplace is Getaround really closer to?

We’re not really a labor marketplace. You’re not renting somebody’s time or paying them to drive you around. What you’re really doing, we’re really more of an asset marketplace where much like Airbnb, the leverage is in the asset and you’re booking that asset for a period of time. We are very much similar to, you can think of us like Airbnb for cars. We have hosts who provide those cars, guests who book them.

I think the key difference is that the Airbnb experience is very much mediated by people. You send a request, the host accepts that request and you coordinate getting in. There’s a lot of manual and human involvement in that whole experience. And the big difference obviously with Getaround and what we felt for mobility particularly for cars is you have to get rid of all that. That’s why we went down that digital technology path.

We are like an Airbnb, but with that digital technology that really takes a lot of friction out of the experience. We think that’s a great analogy actually. It’s very close to what we do. There’s a lot of similarities. You have a lot of consumers who are just sharing one or two cars, but then you also have a growing ecosystem of entrepreneurs who are starting to build a larger fleets and think there’s a lot of interesting dynamics and opportunity for folks on both sides of the marketplace in that.

Nick Clayton:

Totally. I want to get into the operations just a little bit. And honestly, it is similar to the Airbnb Uber discussion just in the fact that you’re growing your volumes on the platform really fast. But it does appear like you’re pricing that growth, and I guess the very near term over immediate profitability. But I found it interesting, you’re mentioning that you’re already profitable in some of your markets.

I’m just curious, some of your thoughts in terms of just how do you balance that? Because the market is, in the very immediate term snapshot, is really looking for cash generation. But those winds come and go. But for your own trajectory, how do you balance those two things? Of, well, we can see the growth that we can capture if we just keep the pedal to the metal, versus getting to that first EBITDA positive quarter and getting that more consistent moving forward.

Sam Zaid:

No, I mean I think it’s a great question. It is something obviously top of mind for us, and it’s something we’re balancing very carefully. Historically, if you look pre-pandemic, so it’s very, very fast growth. But it’s hard to grow that quickly and also be super efficient at the same time. There’s so much stuff going on. You’ve got to keep the machine running and you don’t have time to build everything in the most scalable and in an efficient way.

On a look forward basis, we’re guiding to much more profitable growth. And that is really for us, a matter of three things. It is all about profitability, end of the day. It’s continuing to grow the business at that sustainable clip. It’s about enhancing margins gradually to continue to drive that operational efficiency through the business, and doing that while exercising prudence over costs and expenditures. Particularly fixed costs.

That’s how we think about it. We just, we want the right amount of growth and the balance of really being margin and profitability focused. We believe that continuing to do that over the next couple years is really all it takes to get the company to profitability. Now, there’s a lot of exciting things that can happen beyond that, with respect to some of the partnerships we’ve talked about with Uber. A number of the partnerships that we have with OEMs for native car integration, we just announced, we brought our partnership from Europe with Kayak over to the US. We just announced that.

There’s a lot of obviously interesting things that come along the way as well. But the core focus is just growing profitable growth and really being focused as a company on getting to that EBITDA generation phase.

Ahmed Fattouh:

I think that’s consistent with how the market has evolved as well. We’ve gone from a zero rate environment where growth at all costs was rewarded, to a higher and increasing rate environment. And with the knock on effects in terms of risk appetite in the investor universe, which we’re obviously always mirroring as a sponsor, is very focused on making sure that if a company comes public, it has the capital it needs to execute its business plan and isn’t relying on the notion that they could come back and tap the public markets again very soon.

Oftentimes in the earlier iteration of a SPAC boom or the earlier phases of the SPAC boom, folks were coming out with partly funded business plans, capital intensive businesses that would raise money successfully, but knew that they were going to have to raise more money. And in the current environment, I think it’s critical for folks to analyze businesses and understand, does this company need to come back for more equity?

Marlena Haddad:

Definitely. And just going off of that, just how large do you expect the market for car sharing to become? What are the factors pushing it on both the supply and the demand side?

Sam Zaid:

Yeah, I mean, I guess the way we look at the opportunity from where we are is that it’s very, very early innings. This is a transformation fundamentally in, it’s really two disruptions. It’s a transformation and a disruption of personal car ownership, which is a multi-trillion dollar market spend every year. And of car rental, which is a 100, 150 billion dollar market itself.

A lot of these are very, very, they haven’t been disrupted as much by technology yet. They’re very entrenched in the ways things have been done for the past 10, 20, 30, 40, 50 years. And when you think about the opportunity, it’s like it just does not make financial sense for everybody to own one or two cars and to use them a few percentage points. If that were the fleet of the USA, you’d be bankrupt.

There really is a transformation coming where you’re going to disrupt that spend and shift it away from ownership towards access. So, we feel that the opportunity here over the next, only gets bigger and only gets bigger faster over the next couple of years, the next five years, the next decade. We’re really looking at this on a very, on the horizon as cars become increasingly connected, which is happening now. All of a sudden now you’ve got the power of the internet, data and connectivity in the vehicle, that’s going to be transformational.

The cars become smarter, more sensors, more intelligence. All of those things make it easier and easier for consumers to share cars. And really that combined with some of the secular shifts we already spoke about, like remote work, hybrid work will move consumers eventually away from the idea that everybody needs to own a vehicle. And that is a massive, massive disruption that means you’re going to get to a car sharing market that’s potentially over a trillion dollars.

Ahmed Fattouh:

And indeed, one of the things that people talk about, of course there’s concerns about inflation, there’s concerns about recession, obviously you put those together, you can have the very undesirable stagflationary environment. But when you think about that, if the cost of car ownership is going up and people’s balance sheets and incomes are coming down, it sort of accelerates this shift to focus on efficiency much moreso than in a pre-pandemic world where you had zero money down, very low cost, get you into a car at a very low monthly payment. It just wasn’t worth the hassle of even thinking about doing anything else other than buying a car.

And with the supply chain problems now, I mean, good luck trying to find a car at any sort of reasonable price. And then, if you find one, financing it in the environment we’re in now can easily have monthly carrying costs that are substantially higher. I think that adoption of ride sharing could benefit from that. I really hope we’re not going into a stagflationary environment, but for the average user, the delaying of a purchase of a car or the decision not to own one, has become easier.

Sam Zaid:

Yeah. I was going to add one more thing, which is the other transformation everyone’s very well aware of. The electrification of cars. When you think about EVs, they are much more sophisticated software machines and computers. And if you don’t have connectivity and data, you can’t really use an EV. And so, that transformation is also going to drive a lot more capability into the personal car. And at the same time, that capability will mean that you can create much more intelligent ways of using those cars, sharing those cars.

Between the connected car, the electric car, the autonomous car, those successive changes in terms of the fabric of the personal vehicle will really start to rip apart the idea that people own so many vehicles.

Marlena Haddad:

You seem to be expanding in a lot of different directions both within the United States and abroad. How exactly do you balance new market expansion versus densifying where you already are, and what exactly does that rollout look like in each market?

Sam Zaid:

Yeah, that’s a really great question you’re picking up on. And it has to do with the marketplace dynamics. And certainly the way we’re thinking about growth from here over the next couple of years is generally more, it’s a lot more about densification, bringing more cars and more choice to consumers versus just adding more and more markets. We just expect that our growth will come through a strategy of densification and then the balance will come through geographic expansion. Now when we say that, whenever we’re densifying, we’re also expanding. We’re going from one area in a market or city and then increasing the coverage area. But generally, yeah, the most efficient for us is always densification.

We planted a lot of seeds over the past couple years through COVID. And so really, the focus of this growth capital is fundamentally about really increasing the density of cars, the choice of cars, the proximity to the consumer. And just making it easier and easier for consumers to rely and use the service when they need, whenever they need to.

Marlena Haddad:

And so, the gig economy seems to be getting a lot of criticism for having some difficult economics for workers in certain situations, but Getaround seems like a platform where the car supplier has a potential to actually scale their commerce within it. How exactly are you encouraging that?

Sam Zaid:

Yeah, well that’s exactly right. I mean the difference in most gig economies, you’re selling your time. You only have so much time in the day and a lot of the marketplaces obviously want to pay you less for your time. And so, that creates a real tension. In our case, that’s not what we’re doing. You’re renting out an asset and you can finance that asset, you can get multiple assets. And so that’s really the beauty.

Unlike I think Airbnb is the best analogy versus a lot of these gig marketplaces. But in Airbnb, you can get a home, you can always go into a second home and a third home and start building up. But that actually takes a lot of capital and it’s a little trickier to buy a home than it is to get cars.

One of the beautiful things we find on the supply side is that you can actually become, if you’re entrepreneurial and most people who share their car are naturally entrepreneurial. They’re go-getters. You can start scaling up and you can do that in a very capital efficient and it’s much easier to acquire cars.

And so, we think that that presents a lot of leverage in the business, obviously both for the marketplace and for us as a whole. But for any of those individual entrepreneurs who are looking to scale up how much they’re earning off Getaround.

Nick Clayton:

Great. And moving over to the deal side of things a little bit more, as we’ve mentioned, it is a rough market out there, but how do you come to the decision that now is the right time to go public? Especially when you’ve raised a great deal of venture capital to this point successfully.

Sam Zaid:

To be honest, we’ve been operating preparing to go public for quite some time and I think in our case we felt we had a really good... Early this year we saw a great opportunity to partner with Ahmed and InterPrivate team to go public.

We just think that gives us a unique opportunity to really double down on a number of growth and strategic opportunities that we have in front of us. Particularly in the current market where a lot of folks are having a hard time raising capital. And really, unlike the cohort of more recent SPAC deals, we have committed capital, 175 million of committed capital that comes with the closing of this transaction.

And so, when we look at the balance of should we go public and what does this deal look like? The tremendous opportunity for growth in front of us, the committed capital, the InterPrivate team being so experienced in both late stage technology investing and in SPACs themselves. And the fact that, as we just spoke about, we’re not playing for today. We’re not playing for right now.

We feel this transaction gives us what we need to execute on our plans so that we can really build through this transformation we just spoke about over the next one, two, five, 10 years. That’s how we thought about it, was really probably more long term oriented with a really great opportunity, great partners with committed growth capital, in a market that’s generally tough for I think a lot of higher growth companies.

Ahmed Fattouh:

I mean we’re seeing this in terms of the universe of deals we look at and there are companies Getaround who can benefit from a going public transaction. To your point, a lot of capital was raised. And that’s actually the reason that a lot of companies decide to get public because they have tapped the private markets and continuing to do more and more private rounds.

I mean that was part of our premise when we first got into the SPAC business several years ago, that there were a lot of companies that have done a lot of rounds and raised a lot of private capital. And at some point, that actually becomes a little cumbersome. You have lots of different investors who entered at different times, at different prices, and have different incentives. And when you get public everybody ends up in the same security and gets a lot of alignment. And just makes the capital structure clean and ready for free future investments.

There are still companies that see value to that. And I think it’s particularly companies that have raised so much privately, the process of having a clean and lightweight capital structure post-closing is attractive. If you could combine that with the certainty that having a SPAC transaction that does have a capital commitment attached to it can offer, this is a textbook case where if this was a regular way IPO, it would probably have had to been delayed right now. But because it’s a SPAC transaction with commitments in place, it can get completed and deliver the capital that the company is expecting.

Nick Clayton:

Yeah, definitely. And that’s what I wanted to get to as well specifically with you on that just because you came to this deal having already closed a SPAC transaction with the LiDAR maker, Aeva, in 2021. And just how did the experience of that deal inform your approach a little bit and your feel for the market? I mean obviously this is a very different slice of the automotive market in terms of how it functions, but just how did that experience go and what did you carry over into this one?

Ahmed Fattouh:

Yeah, there are different companies at different stages and different market environments. I think that Getaround is a more mature company with a bigger team. Has a model that people can look at and recognize has been successful in the markets that they’ve entered and the cities they’ve entered into. It’s a bit of a later stage.

The growth profiles will be different because the transaction was a development stage business but with partnerships that people were evaluating and an awful lot of promise. But therefore, their growth trajectory is by definition faster because they’re starting from a much, much smaller base. I think that in this environment, we’ve gone back to an environment where companies that are development stage are probably more likely to focus on venture capital and private context. But companies that have scaled and have proven their business models, have the choice to think about additional private capital or getting public.

I think that even the Aeva deal, we were marketing that pipe in the middle of the presidential election, which was also a very tough time. And so, we’re no strangers to having to be creative and thinking about how to structure transactions that people will want to complete. We created the right incentives to get those deals done. We’re going to be creating the right incentives to get this deal done.

If anything, we also just feel like having been sponsors and also co-sponsors of other transactions, we just know a broader swath of the participants. And we know who’s still looking at deals in this environment and who’s hitting pause. And who wants what structures. And which advisors are effective and which of them are probably more fair weather friends if you will, different intermediaries, different investors.

I think that being a serial sponsor creates a lot of synergies across the different vehicles one manages. And we certainly have been speaking to folks who have done business with us before and are willing to have discussions right now, where an ordinary way placement process run by a third party bank to just go out broadly.

I don’t think that works in the environment. You have to be surgical, you have to have established relationships and have people who want to take your call and hear the story. And I think that’s what I think we benefited from our prior deal and prior deals as being sponsors of multiple vehicles concurrently right now.

Nick Clayton:

Yeah, it’s exactly what I wanted to get into next with you on that just because, as you mentioned, you do have another pending deal going at the same time. You also have InterPrivate four still searching out there. And I’m just interested to get a sense of that you’re having, I’m sure a ton of conversations throughout this difficult market. And I’m just interested in what your perspective is on what it feels like the market once right now, what are people willing to fund right now?

And it’s just one of those peculiarities of the SPAC process. Even though it’s faster than IPO process, you still end up, the market is going to shift a little bit in between when you IPO a SPAC, do a deal and then have to get it to close. What are the important things that I think SPACs are having to really be nimble about right now?

Ahmed Fattouh:

Yeah, I think that obviously, there were tailwinds. Maybe too many tailwinds a year or two ago with too many folks getting involved who were perhaps not that experienced with the product but jumped on the bandwagon. And lots of investors who were in it for a quick flip. And that was working until it didn’t work.

I think in the current environment, you’re going to have a weeding out of a lot of sponsors. You’re weeding out a lot of companies. Some companies that also completed these SPACs but didn’t raise enough capital or facing challenges. And then may go away and be de-listed or be acquired or even go under. And those are unfortunate things anyone sees in a bear market. And I think they’re just amplified in the SPAC world.

I do think that the SPAC world, to the extent that one could make a statement about the types of companies that we see and that can be successful in this environment, they do have to be more mature. They do have to be profitable or have a very quick path to profitability that is very visible to the market.

And I think that that is not unique to SPACs. I think if you’re trying to do an IPO right now, which again is challenging, performance of recent IPOs has suffered substantially. And many ways, we have seen some SPACs that have outperformed traditional IPOs. Many SPACs would not, but at the end of the day it really comes down to the company itself. And I think we had a wave of hyper growth- earlier stage situations that were getting public maybe sooner than they should in without enough capital. And I come back and underscore without enough capital because if you complete a deal and the stock price is down, but you have plenty of capital, you have lots of breathing room. So you can talk about Ava where we raised half a billion dollars. And so there’s plenty of runway from when it closed until the claim gets executed. We talk about get around there is committed capital and the runway to necessary is much shorter because of the conservative approach they’re taking to cash burn. So as you look at now what kind of companies we are interested in, they are a different flavor from what we were looking at a year or two ago. And that’s its reflection of that the market’s appetite has shifted and yet there are companies that fit that mold and will be pursuing them, I would say that.

But for some of the noise around this product, this actually is a product that would have done quite well in this environment. There’s obviously regulatory uncertainty that people are getting through and so on and so forth. But when the regular way IPO window is shut, that is exactly when deal certainty which you can negotiate to achieve for the right target in a SPAC transaction is valuable and viable, whereas a traditional IPO roadshow, you may start that and then have to pull the IPO at the last minute as we’ve seen with lots of companies. We can use these incentive structures to attract more capital. We won’t need it to close per se, but we are going to have bonus shares available for the folks who do decide to stay in the SPAC transaction as incentive. And that’s not something you can do in a regular way IPO. So you can use this structure to attract more capital to the transaction and it’s something that we have decided to do in this transaction, which means that everybody who stays in can have increased the equity exposure as a result of not redeeming from the trust. So that sort of structure is one that has been used before, but it is one of the things that is unique to a SPAC transaction or a business combination that you can’t do in a regular IPO in order to incentivize capital in a difficult environment.

Marlena Haddad:

And then Getaround has also gone to M&A for growth. With your acquisition of divvy in the French market, do you see more potential for that down the road, and ultimately how will a public listing make that easier for you?

Sam Zaid:

Yeah, I do think that there is, definitely within this space a lot of... When you look globally for sure, a lot of smaller players that are in one or two markets, definitely as a marketplace and certainly with the unique technology we bring the bear, it makes sense to look at potential consolidation on a case-by-case basis in each of those markets. We certainly did that to enter Europe because we felt the European opportunity as it is very progressive obviously on the tip of the spear or respect to electrification and congestion pricing and trying to really move people away from just driving cars everywhere and getting people into more livable, walkable patterns of life. And so we felt that that was a very effective way and has been very successful for us in entering Europe on the basis of M&A. So we’ll certainly consider it. And of course, doing that as a public company we believe just makes those transactions a little because you have a liquid currency in the form of the stock that can be helpful. Although, I’ll say right now that’s not something that we have exact same plans around, but certainly the opportunistic for the right potential partners as we continue to look at markets we would like to enter.

Ahmed Fattouh:

And that’s also one of the reasons getting public makes sense, right? Because if you go out and want to talk about acquisition currency targets are much more interested in having liquid stock than private stock that they don’t control. If you’re a founder of a company, you control your company or you’re the significant player, you’re fine being private in that context. But being acquired for anything other than cash, you end up with illiquid private stock unless you’re dealing with public counterparty. So again, with Getaround and other targets, we see one of the motivations is the currency becomes viable for strategic growth.

Marlena Haddad:

Right. And then just going off of that, are you looking at any other potential revenue streams that could possibly be added to the platform for either side of the transaction?

Sam Zaid:

We do see a lot of opportunity obviously around the idea of there’s a lot that as a host has to do to maintain service and just operate a vehicle and there’s a full automotive ecosystem that wraps around the car itself. Of course, that’s still today a very manual ecosystem. So again, when you look at their technology, which digital is connected, allows you to know exactly where the car is to get remote access. There’s a lot of opportunity to make it easier for hosts to find digitally connected service providers to perform those various functions. Whether it’s related to servicing a car, cleaning a car, insuring a car, even acquiring or remarketing a vehicle. So we believe that there’s a lot of opportunity there. It is something that we are developing as a partnership ecosystem and continuing to enhance that to just make it easier and simpler for people to then obviously own and operate vehicles that they share on the marketplace. And of course, there is revenue potential around all of that as well as revenue potential around the data. But the core focus for us is really just making it, just taking as much friction out because we believe that’s the biggest driver of top-line growth.

Nick Clayton:

Great. That’s very exciting for just such a new company that has a really new take on some of this great digitization that we’ve been seeing. Being a major driver in the economy and at a time when there may be some uncertainty but still, it seems like a lot more that Getaround can touch upon and new markets it can get to, it’s just going to be a really fun company to continue to watch. And thanks so much for both of you to be on.

Ahmed Fattouh:

Thank you for having us.

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Additional Information and Where to Find It

This document relates to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2022, among InterPrivate II Acquisition Corp., a Delaware corporation (“InterPrivate II”), Getaround, Inc., a Delaware corporation (“Getaround”), TMPST Merger Sub I Inc. (“First Merger Sub”) and TMPST Merger Sub II LLC (“Second Merger Sub”) for a proposed transaction involving InterPrivate II and Getaround (the “Proposed Transaction”), but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. In connection with the Proposed Transaction, InterPrivate II filed a registration statement on Form S-4 (File No. 333-266054) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement with respect to the stockholder meeting of InterPrivate II to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. When available, the definitive proxy statement/prospectus will be sent to all InterPrivate II stockholders following effectiveness of the Registration Statement. InterPrivate II also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and security holders of InterPrivate II are urged to read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate II, Getaround and the Proposed Transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate II may be obtained free of charge from InterPrivate II’s website at https://ipvspac.com/ or by written request to InterPrivate II at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate II and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate II’s stockholders in connection with the Proposed Transaction. Information about InterPrivate II’s directors and executive officers and their ownership of InterPrivate II’s securities is set forth in InterPrivate II’s filings with the SEC, including InterPrivate II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and in the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate II’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the definitive proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Getaround and InterPrivate II, including statements regarding the benefits of the Proposed Transaction and becoming a public company, the anticipated timing of the completion of the Proposed Transaction, the sufficiency of the net proceeds of the Proposed Transaction to fund Getaround’s operations and its future capital needs, the services offered by Getaround and the markets in which it operates, the expected addressable markets for the services offered by Getaround, Getaround’s competitive landscape and positioning, the expected changes in general economic conditions including consumer preference and spending patterns and their impact on Getaround, the advantages of Getaround’s technology, the benefits of Getaround’s platform for its hosts and guests, the benefits from its strategic partnerships and expected expansion of strategic partners, the benefits from future strategic acquisition, the ability of Getaround’s business model to reduce pollution and emissions, and Getaround’s growth plans, strategies and projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction and related capital raising may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate II; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Merger Agreement by the stockholders of InterPrivate II and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate II’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts Getaround’s current plans and potential difficulties in Getaround’s employee retention as a result; (viii) the outcome of any legal proceedings that may be instituted against Getaround or against InterPrivate II related to the Merger Agreement or the Proposed Transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer preference and spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates; (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so; (xiv) the impact of Getaround’s business model on reducing pollution and emissions given its scale; (xv) the ability of Getaround to maintain an effective system of internal controls over financial reporting; (xvi) the ongoing impact of the COVID-19 pandemic on Getaround’s business and results of operations despite recent easing of these impacts; (xvii) the ability of Getaround to respond to general economic conditions; (xviii) the acceptance or adoption of carsharing as an alternative to car ownership in the geographies in which Getaround operates its business; (xix) risks associated with increased competition among providers of carsharing or other modes of transportation; (xx) the ability of Getaround to manage its growth effectively; (xxi) the ability of Getaround to achieve the expected benefits from strategic acquisitions; (xxii) the ability of Getaround to achieve and maintain profitability in the future; and (xxiii) the ability of Getaround to access sources of capital to finance operations and growth. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by InterPrivate II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate II gives any assurance that either Getaround or InterPrivate II will achieve its expectations.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate II, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.